HAMMER FIBER OPTICS HOLDINGS CORP.

6151 Lake Osprey Drive

Sarasota, FL. 34240

July 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology.

Washington, D.C. 20549

Attn: Becky Chow and Stephen Krikorian

Re:	Hammer Fiber Optics Holding Corp.
Form 10-K filed on February 16, 2024
Form 10-Q filed on March 27, 2024
File No. 001-35876

Dear Ms. Chow and Mr. Krikorian,

By letter dated June 28, 2024, the staff (the "Staff," "you" or "your") of the U.S. Securities and Exchange Commission (the "Commission") provided Hammer Fiber Optics Holdings Corp. (the "Company," "we," "us" or "our") with further comments after your review of our correspondence to you dated June 11, 2024 in regard to the Company's Form 10-K filed with the Commission on February 16, 2024 and Form 10-Q filed with the Commission on March 27, 2024. We are in receipt of your letter and set forth below are the Company's responses to the Staff's comments. For your convenience, the comments are listed below, followed by the Company's responses.

1. The Certifications pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act Rules ("Sec. 302 certification"), and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("Sec. 906 certification") must signed by both CEO and the CFO of the company in future periodic filings.

RESPONSE: The Company will file Certifications pursuant to Sec. 302 certification and Sec. 906 certification by both the CEO and CFO in our future periodic filings.

2. We noted your response to our prior comment 4, and we also note that you have recorded customer contracts in aggregate of $4,477,113 as indefinite live assets. Please clarify why you have concluded that the customer contract qualify as an indefinite lived intangible assets. Refer to ASC 805-20-55-25. Describe your consideration of whether the customer might not renew and become a customer of a competitor or going out of business(e.g. customer turnover).

RESPONSE:  These specific indefinite-lived intangible assets represent associated customer contracts and relationships with United Bank for Africa (the "Customer') and related technology. The Company has an ongoing business relationship with this Customer. Currently, there is no indication that our ongoing relationship will cease to exist at any given point in time. Further, there is no indication that our Customer is facing insolvency. It is the Company's intent to continue this relationship for an indefinite period of time, supported by numerous indicators suggesting its continuation and expenditure in the future. This relationship is non-exclusive to the Customer. The fact that the Customer maintains relationships with multiple providers, including our competitors, is a common practice in our industry and does not indicate any weakening of our business relationship. This dual relationship does not signify the termination or diminishment of our ongoing relationship with the Customer. We believe that our relationship with the Customer will continue to be robust and mutually beneficial. If a specific timeline for our existing relationship becomes apparent, we will reassess the measurement period. To make it more clear for the users of the financial statements, we will revise our disclosure to indicate this relationship by replacing the word "contract" with "relationship" within the disclosure in the Company's future periodic filings.

Please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

/s/ Michael Cothill
Michael Cothill
Principal Executive Officer